Exhibit 99.1

                               [Ashland Logo]

ASHLAND INC.  P.O. BOX 391  ASHLAND, KENTUCKY 41114  PHONE (606) 329-3333


PAUL W. CHELLGREN
Chairman of the Board and
Chief Executive Officer
(606) 329-3024
(606) 329-3559 (FAX)


                                   June 27, 1997



Mr. James W. Crook
Chairman of the Board
Melamine Chemicals, Inc.
P. O. Box 748
River Road, Highway 18
Donaldsonville, LA  70346

Dear Jimmy:

         Through a briefing from Messrs. D'Antoni and Patrick, Ashland is pleased to learn of the recent efforts regarding the possible sale of the Company. As an original and long-term shareholder of Melamine Chemicals, Inc., Ashland would be supportive of a sale of the company at a fair price.

         Ashland would be interested in acquiring all the issued and outstanding shares of Melamine that we do not currently own. Accordingly, we stand ready to purchase all the issued and outstanding shares of the Company that we do not already own at a price of $12.50 per share in cash at closing, subject to a due diligence review, Ashland Inc. Board approval, negotiation of a definitive agreement, and assurances of an acceptable long-term raw material supply arrangement.

         Under applicable Federal securities laws, we are required to promptly publicly disclose the contents of this letter. This disclosure is not meant to preempt or preclude negotiations. We are proposing a negotiated, friendly transaction. I believe that we could complete any necessary due diligence and agree and sign a definitive agreement very quickly and, subject to customary conditions, complete this transaction soon thereafter.

         I look forward to your prompt and favorable reply at your earliest convenience but in any event no later than the close of business on July 17, 1997.
                                           Sincerely yours,


                                             /s/  Paul Chellgren

                                           Paul W. Chellgren
                                           Chairman of the Board
                                           and Chief Executive Officer